Exhibit 99.1

September 30, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, it is informed that Ms. Ireena Vittal, Independent Director, has retired from the Company’s Board of Directors, with effect from close of business hours on September 30, 2023, after the cessation of her tenure pursuant to Section 149(11) of the Companies Act, 2013.

Consequent to the aforesaid retirement, the following committees of the Board have been re-constituted as under:

Committees of the Board	Composition of the Committee with effect from October 1, 2023
Audit, Risk and Compliance (also acts as Risk Management Committee)	a) Mr. Deepak M. Satwalekar, Chairman b) Ms. Tulsi Naidu, Member c) Mr. N S Kannan, Member

Nomination and Remuneration (also acts as Corporate Social Responsibility Committee)	a) Mr. Patrick Dupuis, Chairman b) Mr. Deepak M. Satwalekar, Member c) Ms. Tulsi Naidu, Member

Further, Mr. Deepak M. Satwalekar, Independent Director of the Company, is appointed as the Lead Independent Director with effect from October 1, 2023.

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 are provided in Annexure-A.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

Annexure-A

Sl. No.	Particulars	Details
1.	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise	Retirement of Ms. Ireena Vittal, Independent Director, after the cessation of her tenure pursuant to Section 149(11) of the Companies Act, 2013.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment;	Ms. Ireena Vittal, Independent Director, has retired from the Company’s Board of Directors, with effect from close of business hours on September 30, 2023

3.	Brief profile (in case of appointment)	Not Applicable

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable